Exhibit 21.1

SUBSIDIARIES OF CBOE GLOBAL MARKETS, INC.

AS OF DECEMBER 31, 2022

Name of Subsidiary	Jurisdiction of Organization
Cboe Bats, LLC	Delaware
Cboe BZX Exchange, Inc.	Delaware
Cboe Clear Europe	Netherlands
Cboe Exchange, Inc.	Delaware
Cboe Services Company	Delaware
Cboe Worldwide Holdings Limited	United Kingdom
Omicron Acquisition Corp.	Delaware

The above is a list of Cboe Global Markets, Inc.’s subsidiaries as of December 31, 2022, and the states or jurisdictions in which they are organized. Pursuant to Item 601(b)(21)(ii) of Regulation S-K, excluded from the list are subsidiaries that, if considered in the aggregate, would not constitute a “significant subsidiary” as defined by Rule 1-02(w) of Regulation S-X under the Securities Exchange Act of 1934.